Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD

II-VI INCORPORATED

Conflict Minerals Report

For the reporting period from January 1, 2014 to December 31, 2014

This Conflict Minerals Report (the “Report”) of II-VI Incorporated (“II-VI” or the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2014 to December 31, 2014.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”). The “Covered Countries” for purposes of Rule 13p-1 are the Democratic Republic of Congo (“DRC”), the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

As further described in this Report, the Company has determined that certain of its divisions manufacture, or contract to manufacture, products containing Conflict Minerals that are necessary to the functionality or production of such products.

Description of the Company’s Products Covered by this Report

This Report relates to products (i) for which Conflict Minerals are necessary to the functionality or production of that product, (ii) that were manufactured, or contracted to be manufactured, by the Company, and (iii) for which the manufacture was completed during calendar year 2014.

These products, which are referred to in the remainder of this Report as the “Covered Products,” are as follows: certain laser optics whose coatings contain gold, tantalum or tungsten, certain machined parts that may contain gold plating or tin solder, and various parts and components made of gold, tin and tungsten that are incorporated into products offered by II-VI.

Design of Due Diligence Framework

In exercising due diligence on the source and chain of custody of the Conflict Minerals for the Covered Products, II-VI conformed its due diligence efforts with the guidance for downstream companies provided by the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”). Furthermore, the Company has adopted a policy relating to Conflict Minerals (the “Company Policy”), which reflects II-VI’s commitment to sourcing materials from companies that share our values around human rights, ethics and environmental responsibility. The Company Policy is publicly available on the II-VI website at www.ii-vi.com/about/conflict-minerals.html.

The Company’s Due Diligence Process

Having determined that the Rule applies to the above-mentioned products, the Company conducted a good-faith reasonable country of origin inquiry (“RCOI”) to determine the origin of any Conflict Minerals contained in its products. II-VI describes the steps undertaken as part of this inquiry in the Form SD to which this exhibit is attached. Based upon the RCOI results, the Company determined that the responses obtained from its suppliers were insufficient to form the basis for a reasonable determination as to the specific origin and conflict status of all the Conflict Minerals used in the Covered Products. This determination was based upon the following:

•	Responses from certain suppliers indicating that the Conflict Minerals they had supplied to II-VI did originate in the Covered Countries, but lacking additional substantive information as to their conflict status; and

•	A lack of substantive responses from what II-VI considered to be a critical mass of remaining suppliers that would allow II-VI to make a determination of origin with respect to each category of Covered Products.

As discussed further below, II-VI undertook due diligence efforts in an attempt to clarify the following with respect to the Conflict Minerals: (i) country of origin, (ii) whether the Conflict Minerals financed or benefited armed groups in those countries, and (iii) whether the Conflict Minerals came from recycled or scrap sources.

The Company’s supply chain with respect to the Covered Products is complex, as there are many third parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of Conflict Minerals. The Company does not purchase Conflict Minerals directly from mines, smelters, or refiners, and therefore must rely on its direct suppliers (“Tier 1 suppliers”) to provide information regarding the origin of the Conflict Minerals that are included in the Covered Products.

The Company engaged a third party firm to assist it with its due diligence process. Through the use of the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”) Conflict Minerals Due Diligence Template (“EICC-GeSI Template”), the Company has taken steps to identify the applicable smelters or refiners (“SORs”) of Conflict Minerals in its supply chain by requesting that all of the Company’s Tier 1 suppliers of Conflict Minerals identify the SORs that they use and whether they have been validated as compliant in accordance with the EICC-GeSI Conflict-Free Smelter Program. The Company also asked its Tier 1 suppliers whether they had a policy in place that includes DRC conflict-free sourcing and requires their direct suppliers to be DRC conflict-free, whether they have implemented due diligence procedures for conflict-free sourcing, and whether they request names of SORs from their suppliers.

For those SORs that were identified by the Company’s suppliers and that are known or thought to be sourcing from the Covered Countries, additional investigation was undertaken to determine the source and chain-of-custody of the Conflict Minerals that they supply. In particular, it was determined whether such SORs had been certified as DRC conflict-free under the following internationally accepted audit standards: the CFSI Conflict-Free Smelter Program, the London Bullion Market Association Good Delivery Program and the Responsible Jewellery Council Chain-of-Custody Certification.

If an SOR was not certified by these internationally-recognized schemes, attempts were made to contact the SOR to gain more information about its sourcing practices, including countries of origin and transfer, and whether there are any internal due diligence procedures in place or other processes the SOR takes to track the chain-of-custody on the source of its mineral ores. Information reviewed includes: whether the SOR has a documented, effective and communicated conflict-free policy, an accounting system to support a mass balance of materials processed, and traceability documentation. Internet research also was performed to determine whether there are any outside sources of information regarding the SOR’s sourcing practices. Up to three contact attempts were made to SORs to gather information on mine country of origin and sourcing practices. The information gathered with respect to these SORs was then reviewed by the head of the Company’s Trade Compliance Department.

Based on the results of the above-described due diligence efforts, II-VI was unable to identify for each of the Covered Products, after conducting the RCOI and subsequently exercising the required due diligence, the country of origin of all Conflict Minerals contained in the Covered Products. Based on the Company’s due diligence efforts, II-VI did not find any evidence that the Covered Products containing Conflict Minerals directly or indirectly financed or benefited armed groups in the Covered Countries.

Steps Taken and Planned to Be Taken to Mitigate Risk

In 2014, the Company took the following steps to mitigate the risk that its necessary Conflict Minerals benefit armed groups:

•	Engaged a third party Conflict Minerals software vendor/service provider to assist with the Company’s RCOI and due diligence processes;

•	Published the Company Policy regarding Conflict Minerals on the II-VI website; and

•	Implemented certain requirements in Company contracts with suppliers to facilitate the concepts set forth in our Company Policy.

In 2015, the Company plans to take the following steps to mitigate the risk that its necessary Conflict Minerals benefit armed groups:

•	Develop strategies to attempt to increase supplier response rate;

•	Assess internal supply chain policies in light of supply chain due diligence results and current OECD recommendations; and

•	Continue to revise internal systems and procedures to support compliance with the Rule.

Independent Audit Report

For 2014, the Company is not required to obtain an independent private sector audit of the Conflict Minerals Report.